October 10, 2018

John J. Legere
Chief Executive Officer and Director
T-Mobile US, Inc.
12920 SE 38th Street
Bellevue, WA 98006

       Re: T-Mobile US, Inc.
           Amendment No. 1 to
           Registration Statement on Form S-4
           Filed October 1, 2018
           File No. 333-226435

Dear Mr. Legere:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 24, 2018 letter.

Amendment No. 1 to Registration Statement on Form S-4

Questions and Answers, page 5

1. We note your response to prior comment 2. Please consider including a new Q&A that explains why shareholders' consents of both companies are being solicited when approval by both companies is assured due to Deutsche Telekom and Softbank's intentions to approve the merger.
 John J. Legere
FirstNameUS, Inc.
T-Mobile LastNameJohn J. Legere
Comapany NameT-Mobile US, Inc.
October 10, 2018
October 10, 2018 Page 2
Page 2
FirstName LastName
Risk Factors
Failure to complete the merger could negatively impact T-Mobile and Sprint and their respective businesses..., page 45

2. In your response to prior comment 1, you state that on a standalone basis for each company, "Sprint's relative 5G strength will be significant capacity where it offers 5G service, but its geographic coverage will be more limited, while T-Mobile's relative strength will be very broad geographic coverage, but it will have more limited capacity."
         Please include this disclosure in your filing in order to clarify both companies' ability to compete effectively with Verizon and AT&T in providing 5G service absent the merger.
The Merger Transactions, page 65

3. We note your response to prior comment 9. Expand your disclosure to explain in Plain
         English the "valid non-tax business and commercial reasons" for utilizing the HoldCo mergers as part of the overall merger.
Unaudited Pro Forma Condensed Combined Financial Information
Note 5. Notes to Unaudited Pro Forma Condensed Combined Balance Sheet, page 253

4. We note your response to prior comment 19 and the revisions to your disclosure for adjustment 5(f). Since other market participants likely have different cell site locations, projects or other property and equipment than you, it seems that your fair value approach may incorporate entity specific assumptions. Notwithstanding your specific plans for these assets, please tell us how your fair value estimates reflect the highest and best use by market participants as described in ASC 805-20-30-6.
Note 6. Notes to Unaudited Pro Forma Condensed Combined Statements of Operations, page
258

5. Please revise your discussion of adjustment 6(c)(ii) to clarify, as you describe in your response to prior comment 22, why you are reducing compensation expense for the post-
         combination portion of Sprint's equity awards assumed by T-Mobile. Material U.S. Federal Income Tax Consequences of the Merger, page 290

6. We note that the receipt of a tax opinion that the merger will qualify as a "reorganization"
         within the meaning of Section 368(a) of the Tax Code is predicated on the HoldCo mergers being consummated. Confirm that an opinion of tax counsel will be filed as an exhibit to the Form S-4 (which can assume that the HoldCo mergers are consummated), and clarify what the expected tax consequences to shareholders will be if the merger is consummated without the HoldCo mergers having occurred.
 John J. Legere
T-Mobile US, Inc.
October 10, 2018
Page 3

        You may contact Lisa Etheredge, Staff Accountant, at (202) 551-3424 or Robert S.
Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Shainess,
Attorney-Adviser, at (202) 551-7951 or Larry Spirgel, Assistant Director, at
(202) 551-3810 with
any other questions.



FirstName LastNameJohn J. Legere                           Sincerely,
Comapany NameT-Mobile US, Inc.
                                                           Division of
Corporation Finance
October 10, 2018 Page 3                                    Office of
Telecommunications
FirstName LastName